Exhibit 2

BRASIL TELECOM S.A.

Publicly-held Company

MANAGEMENT’S PROPOSAL

FOR THE EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON 06/16/2010

Shareholders,

The Extraordinary Shareholders Meeting of Brasil Telecom S.A. (“Company”), to be held on June 16, 2010, which was called on this date will consider the proposed new exchange ratios (the “New Exchange Ratios”) between shares of the Company and shares of Telemar Norte Leste S.A. (“Telemar”), which were announced in the Material Fact dated March 25, 2010, and approved by the Board of Directors of the Company on April 22, 2010. These New Exchange Ratios represent the calculation basis to determine the number of shares of Telemar that current shareholders of the Company will receive in the event that all steps of the ongoing corporate reorganization are concluded.

In the Material Fact dated April 25, 2008, that was published as a result of the announcement of Telemar’s agreement to acquire control of Brasil Telecom Participações S.A. (“BrT Part”) and the Company, Telemar announced its intentions to implement a corporate reorganization that would result in the migration of the shareholder bases of BrT Part and the Company to Telemar after the conclusion of such acquisition. The Material Fact also announced the proposed exchange ratios applicable to the merger of BrT Part into the Company, which were based on the relative market value of the shares of BrT Part and the shares of the Company, as well as the proposed exchange ratios applicable to the eventual migration of shareholders of the Company to Telemar, which were based on the relative market value of the shares of the Company and the shares of Telemar. The merger of BrT Part with and into the Company was concluded in September 2009.

After Telemar assumed control of BrT Part and the Company on January 8, 2009, the Company began the process of reviewing and reconciling the accounting practices and estimates used by the Company under its prior management with those of Telemar and Tele Norte Leste Participações S.A.

On April 3, 2009, during the initial process of review and reconciliation, the Company announced to its shareholders and the market the need for an increase in the Company’s provisions related to civil, labor and fiscal legal claims, in the net amount of R$1,450 million. The civil legal claims, in particular, relate to the rights of holders of Financial Interest Agreements.

As disclosed in the Material Fact dated January 14, 2010, at the end of 2009 BDO Trevisan Auditores Independentes (“BDO”) was hired to review the underlying final data related to such civil legal contingencies, especially in the State of Rio Grande do Sul, and the effects of Precedent No. 371/2009 of the Superior Court of Justice. BDO’s review resulted in an increase in the Company’s provisions related to civil legal contingencies in the gross amount of R$1,290 million, which increase was recognized in the financial statements of the Company for the year ended in December 31, 2009. This value was further audited by the Company’s external auditors and revised to R$1,084 million. As a result, the total gross adjustment to the provision related to such contingencies was R$2,326 million.

As a result of the aforementioned facts, the corporate reorganization was interrupted in order to preserve the economic balance between all of the minority shareholders involved, including BrT’s and Telemar’s (direct and indirect), as the exchange ratios applicable to the migration of shareholders of the Company to Telemar proposed in the Material Fact of April 25, 2008, did not consider the effects of the accounting adjustment mentioned above.

Therefore, for the purpose of securing an equitable exchange ratio that preserves the economic balance between the shareholders of the companies involved in the corporate reorganization, the Company undertook to prepare studies to adjust the exchange ratios proposed in the Material Fact of April 25, 2008, and engaged Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) to prepare a presentation outlining the adjustments to the original exchange ratios necessary in order to reflect the modifications to the provision for civil legal contingencies of the Company, as well as other adjustments related to the distribution of dividends to the shareholders of the companies involved.

On March 25, 2010, after debating the relevant issues related to the adjustments and analyzing the presentation prepared by Credit Suisse, the Board of Directors of Telemar examined and approved the New Exchange Ratios. The Board of Directors of Telemar also approved the submission of the New Exchange Ratios for the approval of the non-controlling holders of common and preferred shares of the Company.

On April 22, 2010, the Board of Directors of the Company examined the information and analyses contained in the material prepared by Credit Suisse and approved Telemar’s proposal of the New Exchange Ratios.

The New Exchange Ratios would result in holders receiving 0.3955 common shares of Telemar for each common share of the Company and 0.2191 class C preferred shares of Telemar for each preferred share of the Company if the corporate reorganization is completed as currently contemplated. The New Exchange Ratios will be submitted to the approval of non controlling holders of common and preferred shares of the Company at the Extraordinary Shareholders Meeting of the Company to be held on June 16, 2010, which is being called on this date.

Shareholders of the Company interested in accessing information or having doubts related to the aforementioned proposal should contact the Investor Relations Department of the Company, by telephone: (21) 3131 1314; (21) 3131 1315 or (21) 3131 1316 or via e-mail: invest@oi.net.br.

Rio de Janeiro, May 3, 2010

Brasil Telecom S.A.

Management

Important Additional Information for U.S. Resident Shareholders and ADR Holders:

The agenda for the Extraordinary Shareholders Meeting of the Company does not include deliberations or votes to approve the proposed share exchange between the Company and Coari Participações S.A. (“Coari”) or the proposed merger of Coari with and into Telemar. Deliberations and votes on these matters will only occur at separate meetings of the affected companies that are validly convened following publication of proper notices of such meetings. A vote or abstention of a shareholder of the Company in the Extraordinary Shareholders Meeting will not bind that shareholder to vote any applicable voting rights in favor or against the proposed share exchange or the proposed merger, or to abstain from voting, if and when shareholders meetings of the Company, Coari and Telemar, as applicable, are called to deliberate and vote on the proposed share exchange or the proposed merger.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, Coari, and the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.